UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

STRATASYS LTD.

(Name of Subject Company)

STRATASYS LTD.

(Name of Persons Filing Statement)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M85548101

(CUSIP Number of Class of Securities)

Vered Ben Jacob

Chief Legal Officer

1 Holtzman Street

Science Park, P.O. Box 2496

Rehovot 76124, Israel

Tel: +972-74-745-4029
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

J. David Chertok, Adv.	Adam O. Emmerich, Esq.
Dr. Shachar Hadar, Adv.	Viktor Sapezhnikov, Esq.
Jonathan Atha, Adv.	Wachtell, Lipton, Rosen & Katz
Meitar Law Offices	51 West 52nd Street
16 Abba Hillel Road	New York, New York 10019
Ramat-Gan 5250608, Israel	Tel: (212) 403-1000
Tel: +972-3-6103186

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Stratasys Ltd., an Israeli company (“Stratasys”), with the Securities and Exchange Commission (the “SEC”) on May 30, 2023, relating to the unsolicited tender offer by Nano Dimension Ltd., an Israeli company (“Nano”), to purchase up to 27,925,689 ordinary shares, par value NIS 0.01 per share, of Stratasys (“Stratasys ordinary shares”) not already owned by Nano, which, together with the Stratasys ordinary shares already owned by Nano, represent no more than 55% (and at least 53%) of the issued and outstanding Stratasys ordinary shares upon consummation of the tender offer, for $18.00 per share in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase dated May 25, 2023 and in the related Letter of Transmittal and the related Notice of Objection contained in the Tender Offer Statement on Schedule TO filed by Nano with the SEC on May 25, 2023. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
(a)(8)	Letter to Shareholders, dated June 7, 2023					X
(a)(9)	Press Release, dated June 7, 2023					X

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2023

STRATASYS LTD.

	By:	/s/ Yoav Zeif
	Name:	Yoav Zeif
	Title:	Chief Executive Officer

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